Continental [redacted] ise

"Exemption No. 82-1357"

Continental Ramps up Supply to Meet Demand from Ford

AdvanceTrac™, Roll Stability Control™ to be Standard on Four 2005 Models

Hannover/Auburn Hills, 05. August 2004. Continental AG, the international automotive supplier, has been awarded a major order by the Ford Motor Company in the USA. Continental Teves, a unit of Continental AG, is stepping up its supply to Ford Motor Co. of stability control systems. For the 2005 model year, AdvanceTrac™ with RSC™ is standard equipment on Ford Explorer, Mercury Mountaineer, Lincoln Navigator and Lincoln Aviator and also is available on Ford Expedition. AdvanceTrac™ with Roll Stability Control™ (RSC™) technology is an active stability enhancement that builds upon existing stability control systems on the market today.

"We commend Ford Motor Co. on making AdvanceTrac™ with RSC™ standard on these top-selling SUVs, recognizing the immediate safety benefits of this advanced technology and giving Ford a significant competitive advantage," said Bill Kozyra, president and CEO, Continental Teves North America. "This is proven life-saving technology that can help drivers in critical driving situations."

Recent studies from the University of Iowa, Europe and Japan, electronic stability control systems were shown to increase driver control by 34 percent and reduce single-vehicle crashes by 30-35 percent. If data from these independent studies were extrapolated to the United States, it becomes apparent that electronic stability control systems could save between 5,000 and 8,000 lives a year in this country.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of EUR11.5bn. At present it has a worldwide workforce of nearly 73,000.

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Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485, Fax: -1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278, Fax: -1055
E-Mail: prkonzern@conti.de

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